Auscrete Corporation

PO Box 847

504 East First Street

Rufus, OR. 97050

Ph: (541) 739-8200 Fax: (541) 739-8200

June 22, 2012

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

Office of Manufacturing and Construction

Attn: Mr. Edward M. Kelly

100 F Street, NE

Washington, D.C. 20549-4631

Re: Auscrete Corporation, A Wyoming Corporation

Pre-effective Amendment 15 to Registration Statement on Form S-1

Filed: February 15, 2012

File No: 33-166976

Dear Mr. Kelly,

I am writing in response to your letter dated February 27, 2012 in which you provide comments in connection with the above-referenced registration. This letter serves to respond to those specific requests for information or clarification addressed in your letter in relation to the Registration Statement. Your numbered comments are copied herein and our response follows in Italics.

Prospectus, Outside Front Cover Page

1. Refer to prior comment 1. Clarify whether the stockholder account is an escrow account, and, if so, describe the material terms of the escrow agreement. Further, file a copy of the escrow agreement as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K. Alternatively, if the stockholder account is not an escrow account, so disclose. Further, describe the effect on investors. See Item 501 (b)(8)(iii) of Regulation S-K.

The Registration Statement has been revised to address the account as not being an escrow account and the effect on investors

Financial Statement, Page 33

General

2. Please revise your registration statement to provide audited financial statements as of and for the year ended December 31, 2011. Refer to Rule 8-08 fo Regulation S-X for guidance. Please also update related financial information in your registration statement as applicable.

The Registration Statement has been revised.

3. We note your response to prior comment 7. To the extent that costs of the offering were exzpensed in the 2010 financial statements, please clarify for us why you did not incur any expenses for the year ended December 31, 2011. To the extent that you expenses for the year ended December 31, 2011 were paid by shareholders, please tell us why these costs have not been recognized in your financial statements as expenses that have been paid by shareholder contributions. Refer to SAB Topic 5.T for guidance.

There were no direct expenses incurred during 2011 and any activties were within the scope of the arrangements made with the shareholders in 2010. However, there were direct expenses during the first half of 2012 and these are expensed in the Interim Financial Statements following the Audited 2011 Statements in the Registration Statement

Report of Independent Registered Public Accounting Firm, page F-1

4. We note your response to our prior comment 8. Please ensure that when your auditors provide their audited opinion for the 2011 financial statements that they revise the wording in the first and last paragraphs of their report to refer to the statements of income for the two years ended December 31, 2011. We remind you that the statements of income should be expressed as being over a period of time rather as a point in time.

Exhibit 23.1 has been renewed with the current Report of the Independent Registered Public Accounting Firm and the Registration Statement has been revised.

Exhibit 5.1

5. Refer to prior comment 12. Disclosure that up to 1,742,500 shares of common stock are being offered by the selling stockholder, Auscrete Corporation, is inconsistent with disclosure in the prospectus that up to 1,742,500 shares of common stock are being offered by the selling shareholders named in the table under "Selling Shareholder." Please reconcile the disclosures.

Exhibit 5.1, Legal Opinion has been updated and revised.

Exhibit 23.1

6.Please revise your registration statement to provide a currently dated consent from your auditors.

Registration Statement has been revised.

In conclusion, we look forward to your response to the revisions we have incorporated. In the meantime, please feel free to contact me if you have any further questions or comments.

Very Truly Yours,

Auscrete Corporation

/s/ John Sprovieri

John Sprovieri